Exhibit 99.1

monday.com Announces Third Quarter 2021 Results

Third quarter revenue growth accelerated to 95% year over year
Net-dollar-retention rate for customers with 10+ users was over 130%
Number of Customers with $50k ARR growth accelerated to 231% year over year
Announced launch of My Work, a new capability to see all open items across an organization

New York / Tel Aviv, November 10, 2021 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for the third quarter of 2021 ended September 30, 2021.

Management Commentary:

“We achieved another strong quarter of top-line growth driven by the continued rapid adoption of our Work OS by new customers along with expansion within our existing customer base,” said monday.com founder and co-CEO, Roy Mann. “Third quarter performance demonstrates that our platform’s unique low-code no-code technology is enabling more organizations to achieve their business goals by accelerating digitization and creating a unified workspace.” said monday.com founder and co-CEO, Eran Zinman.

“In the third quarter we drove strong revenue growth and financial results, and we are also very pleased with our continued upmarket momentum,” said Eliran Glazer, monday.com CFO.  “As Enterprise customers adopt our Work OS and realize its value, their usage quickly expands across use cases and departments.”

Third Quarter Fiscal 2021 Financial Highlights:

●	Revenue was $83.0 million, an increase of 95% year-over-year.
●	GAAP operating loss was $29.2 million compared to a loss of $40.6 million, in the third quarter of 2020; GAAP operating margin was negative 35%, compared to negative 95% in the third quarter of 2020.
●
Non-GAAP operating loss was $9.4 million compared to a loss of $30.9 million, in the third quarter of 2020; non-GAAP operating margin was negative 11% compared to negative 72%, in the third quarter of 2020.

●
GAAP net loss per basic and diluted share was $0.65 compared to GAAP net loss per basic and diluted share of $3.74, in the third quarter of 2020; non-GAAP net loss per basic and diluted share was $0.26 compared to non-GAAP net loss per basic and diluted share of $0.81, in the third quarter of 2020.

●
Net cash provided by operating activities was $3.8 million, with positive adjusted free cash flow of $2.9 million, compared to net cash used in operating activities of negative $7.2 million and negative $7.8 million of adjusted free cash flow, in the third quarter of 2020.

●	Cash and cash equivalents were $876.2 million as of September 30, 2021, including net proceeds from our IPO and concurrent private placement of $735.9 million.

Recent Business Highlights:

●	Our net dollar retention rate for customers with more than 10 users was over 130%.
●	The number of paid enterprise customers with more than $50,000 in annual recurring revenue was 613, up 231% from 185, in the third quarter of 2020.
●	Announced the launch of My Work, a place for customers and organizations to centralize all open items and communications to improve operational efficiency and productivity.
●
Announced the launch of layouts within monday workdocs with the goal of providing our customers with even more freedom to adjust monday workdocs to their business’s needs by creating any kind of template with live data.

●	Introduced our dynamic workflow builder enabling our customers to easily create, without code, any kind of new automation or integration.
●	Notable new customer wins or expansions during the quarter included Jamf, eBay, Cegedim, and Outbrain.
●	Announced a new global alliance with Tata Consultancy Services, a leading global IT services, consulting and business solutions organization.
●
Leveraging the strength of our marketplace, we have partnered with Hootsuite and Semrush who have built apps on the monday.com marketplace to help deepen the value for customers using monday.com for marketing operations.

●	Continued international and geographic expansion with new teams in Tokyo and Sao Paulo.

Financial Outlook:

For the fourth quarter of the fiscal year 2021, monday.com currently expects:

●	Total revenue of $87 to $88 million, representing year-over-year growth of 74% to 75%.
●	Non-GAAP operating loss of $23 million to $22 million.

For the full year 2021, monday.com currently expects:

●	Total revenue of $300 million to $301 million, representing year-over-year growth of 86% to 87%.
●	Non-GAAP operating loss of $65 million to $64 million and negative operating margin of 22% to 21%.

Notice of Lock-Up Release Date:

In connection with our initial public offering of ordinary shares (the “IPO”), each of our executive officers and directors and the holders of substantially all our outstanding ordinary shares or securities convertible or exchangeable for ordinary shares as of the IPO entered into lock-up agreements delivered to the underwriters for the IPO that restrict their ability to sell or transfer our ordinary shares.

The lock-up agreements provide that all shares are expected to be released from the lock-up and eligible for immediate sale in the public market at the open of trading on the trading day immediately following the earlier of (i) December 6, 2021 or (ii) the start of the third full trading day after we have publicly furnished our second earnings release on a Form 6-K (the “Reporting Condition”) (subject to trading limitations on shares held by affiliates of the company, continued vesting of any unvested equity awards as of such date and our Insider Trading Compliance Policy).

As this is our second earnings release as a public company, the Reporting Condition has been met.  As a result, all shares will become eligible for sale in the public market at the open of trading on November 12, 2021 (subject to trading limitations on shares held by affiliates of the company, continued vesting of any unvested equity awards as of such date and our Insider Trading Compliance Policy).

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss, non-GAAP net loss per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to predict our revenue and evaluate our business and future prospects; our ability to manage our growth effectively, execute our business plan or maintain high levels of service and customer satisfaction; our ability to achieve and maintain profitability and compete effectively with established companies and new market entrants in a competitive and rapidly changing market; interruptions or performance problems associated with the technology or infrastructure underlying our platform; real or perceived errors, failures, vulnerabilities, or bugs in our Work OS; our ability to attract customers, grow our retention rates, expand usage within organizations and sell subscription plans; our ability to offer high-quality customer support; our ability to effectively develop and expand our direct sales capabilities; our ability to enhance our reputation and market awareness of our Work OS; actions by governments to restrict access to our platform in their countries; our ability to identify and integrate future acquisitions, strategic investments, partnerships or alliances; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; the market and software categories in which we participate; our ability to ensure that our Work OS interoperates with a variety of software applications that are developed by third parties; the success of our strategic relationships with third parties; privacy, data and cybersecurity incidents or any actual or perceived failure by monday.com to comply with privacy, data protection, information security, consumer privacy, data residency, or telecommunications laws, regulations, government access requests, and obligations; intellectual property disputes; changes in foreign exchange rates; general political or destabilizing events, including war, conflict or acts of terrorism and other factors described in “Risk Factors” in our prospectus for the initial public offering of our ordinary shares filed with the SEC on June, 11, 2021 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter of 2021 and financial outlook. The live call may also be accessed by dialing (877) 311-0436 within the U.S., and (470) 495-9349 internationally. The conference ID is 4571646. The webcast replay and audio download will also be available on our Investor Relations website.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is an open platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has teams in Tel Aviv, New York, San Francisco, Miami, Chicago, London, Kiev, Sydney, Tokyo and Sao Paulo. The platform is fully customizable to suit any business vertical and is currently used by over 127,000 customers across over 200 industries in 190 countries.

Visit us on our LinkedIn, Twitter, Instagram and Facebook .

For more about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Or Elmaliah
ore@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data; Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Revenue	$83,018	$42,592	$212,605	$110,981
Cost of revenue	10,213	6,333	27,245	15,807
Gross profit	72,805	36,259	185,360	95,174
Operating expenses:
Research and development	19,875	12,620	51,727	32,052
Sales and marketing	67,443	57,871	191,548	134,452
General and administrative	14,698	6,415	36,612	17,511
Total operating expenses	102,016	76,906	279,887	184,015
Operating loss	(29,211)	(40,647)	(94,527)	(88,841)
Financial expense (income), net	220	(239)	985	(729)
Loss before income taxes	(29,431)	(40,408)	(95,512)	(88,112)
Income taxes (tax benefit)	(585)	671	1,177	1,230
Net loss	$(28,846)	$(41,079)	$(96,689)	$(89,342)
Deemed dividend to preferred shareholders	—	(4,717)	(8,203)	(14,048)
Net loss attributable to ordinary shareholders	$(28,846)	$(45,796)	$(104,892)	$(103,390)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.65)	$(3.74)	$(4.12)	$(8.65)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	44,267,434	12,240,901	25,475,893	11,952,886

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data; Unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$876,220	$129,814
Short term deposits	—	10,000
Accounts receivable, net	6,958	3,911
Prepaid expenses and other current assets	15,402	3,898
Total current assets	898,580	147,623

Property and equipment, net	18,490	7,178
Other long-term assets	132	2,619
Total assets	$917,202	$157,420
LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$22,371	$25,734
Accrued expenses and other current liabilities	64,456	22,967
Deferred revenue	117,174	70,719
Revolving credit facility	—	21,016
Total current liabilities	204,001	140,436

OTHER LONG-TERM LIABILITIES	1,385	1,045
Total liabilities	205,386	141,481

CONVERTIBLE PREFERRED SHARES	—	233,496
SHAREHOLDERS' (DEFICIT) EQUITY:
Other comprehensive income	45	—
Share capital and additional paid-in capital	1,124,826	98,809
Accumulated deficit	(413,055)	(316,366)
Total shareholders’ equity (deficit)	711,816	(217,557)
Total liabilities, convertible preferred shares, and shareholders’ equity (deficit)	$917,202	$157,420

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

 (U.S. dollars in thousands; Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,846)	$(41,079)	$(96,689)	$(89,342)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	709	510	1,783	1,297
Capital loss from sale of property and equipment	19	—	66	—
Share-based compensation	19,762	9,796	51,860	26,323
Change in accrued interest on revolving credit facility	(35)	3	(16)	(15)

Changes in operating assets and liabilities:
Accounts receivable, net	(2,594)	2,686	(3,047)	380
Prepaid expenses and other assets	(8,974)	(787)	(11,032)	(2,912)
Accounts payable	(4,090)	8,889	(5,093)	11,178
Accrued expenses and other liabilities	12,591	5,013	18,552	8,582
Deferred revenue	15,251	7,729	46,455	18,286
Net cash provided by (used in) operating activities	3,793	(7,240)	2,839	(26,223)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,023)	(502)	(8,604)	(2,676)
Capitalized software development costs	(590)	(176)	(1,748)	(535)
Proceeds from sale of property and equipment	3	—	24	—
Changes in short-term deposits	10,051	(2,000)	10,000	(2,000)
Net cash provided by (used in) investing activities	6,441	(2,678)	(328)	(5,211)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	(164)	—	735,856	—
Proceeds from exercise of share options	1,745	82	3,588	329
Receipt (repayment) of revolving credit facility, net	(21,000)	—	(21,000)	3,000
Receipt of tax advance relating to exercises of share options	17,500	—	23,523	—
Capital lease payments	(23)	(18)	(72)	(54)
Net cash provided by (used in) financing activities	(1,942)	64	741,895	3,275

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	8,292	(9,854)	744,406	(28,159)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	867,928	153,695	131,814	172,000
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$876,220	$143,841	$876,220	$143,841

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$876,220	$141,841	$876,220	$141,841
Restricted cash – Included in other long-term assets	—	2,000	—	2,000
Total cash, cash equivalents, and restricted cash	$876,220	$143,841	$876,220	$143,841

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Reconciliation of gross profit and gross margin
GAAP gross profit	$72,805	$36,259	$185,360	$95,174
Share-based compensation	2,107	843	5,471	1,745
Non-GAAP gross profit	74,912	37,102	190,831	96,919

GAAP gross margin	88%	85%	87%	86%
Non-GAAP gross margin	90%	87%	90%	87%

Reconciliation of operating expenses
GAAP research and development	$19,875	$12,620	$51,727	$32,052
Share-based compensation	(5,620)	(3,346)	(15,225)	(9,965)
Non-GAAP research and development	$14,255	$9,274	$36,502	$22,087

GAAP sales and marketing	$67,443	$57,871	$191,548	$134,452
Share-based compensation	(6,448)	(3,183)	(16,018)	(6,940)
Non-GAAP sales and marketing	$60,995	$54,688	$175,530	$127,512

GAAP general and administrative	$14,698	$6,415	$36,612	$17,511
Share-based compensation	(5,587)	(2,424)	(15,146)	(7,673)
Non-GAAP general and administrative	$9,111	$3,991	$21,466	$9,838

Reconciliation of operating loss
GAAP operating loss	$(29,211)	$(40,647)	$(94,527)	$(88,841)
Share-based compensation	$19,762	$9,796	$51,860	$26,323
Non-GAAP operating loss	$(9,449)	$(30,851)	$(42,667)	$(62,518)
GAAP operating margin	(35)%	(95)%	(44)%	(80)%
Non-GAAP operating margin	(11)%	(72)%	(20)%	(56)%

Reconciliation of net loss
GAAP net loss	$(28,846)	$(41,079)	$(96,689)	$(89,342)
Share-based compensation	19,762	9,796	51,860	26,323
Tax benefit related to share-based compensation(1)	(2,289)	—	(2,289)	—
Non-GAAP net loss	$(11,373)	$(31,283)	$(47,118)	$(63,019)

Reconciliation of net loss attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(28,846)	$(45,796)	$(104,892)	$(103,390)
Deemed dividend to preferred shareholders	—	4,717	8,203	14,048
Share-based compensation	19,762	9,796	51,860	26,323
Tax benefit related to share-based compensation(1)	(2,289)	—	(2,289)	—
Non-GAAP net loss	$(11,373)	$(31,283)	$(47,118)	$(63,019)

GAAP net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.65)	$(3.74)	$(4.12)	$(8.65)
Non-GAAP net loss per share, basic and diluted	$(0.26)	$(0.81)	$(1.07)	$(1.64)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	44,267,434	12,240,901	25,475,893	11,952,886
Additional shares giving effect to IPO and concurrent private placement (2)	—	—	2,976,397	—
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (3)	—	26,440,239	15,592,962	26,440,239
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (Non-GAAP)	44,267,434	38,681,140	44,045,252	38,393,125

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating its non-GAAP net loss and non-GAAP basic and diluted net loss per share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
Assumes ordinary shares outstanding after accounting for the issuance of 5,037,742 ordinary shares associated with our initial public offering and concurrent private placement at the beginning of the first quarter of 2021 instead of the IPO closing date, June 10, 2021.

(3)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of fiscal year.

Reconciliation of net cash provided by operating activities to adjusted free cash flow
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Net cash provided by (used in) operating activities	$3,793	$(7,240)	$2,839	$(26,223)
Purchase of property and equipment	(3,023)	(502)	(8,604)	(2,676)
Capitalized software development costs	(590)	(176)	(1,748)	(535)
Purchase of property and equipment related to build-out of our new corporate headquarters	2,685	84	7,303	609
Adjusted free cash flow	2,865	(7,834)	(210)	(28,825)